

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3233

May 3, 2016

<u>Via E-mail</u>
Mr. Jeffrey H. Foster
Executive Vice President and Chief Executive Officer
DuPont Fabros Technology, Inc.
DuPont Fabros Technology, L.P.
1212 New York Avenue, NW,
Suite 900
Washington, D.C. 2005

> **Re:** **DuPont Fabros Technology, Inc.**
> **DuPont Fabros Technology, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 19, 2016**
> **File No. 001-33748**

Dear Mr. Foster:

 We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

 Sincerely,

 /s/ Daniel L. Gordon

 Daniel L. Gordon
 Senior Assistant Chief Accountant
 Office of Real Estate and
 Commodities